SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Dividends

Rio de Janeiro, April 26, 2024, Centrais Elétricas Brasileiras S/A - Eletrobras announces that the Annual and Extraordinary General Meeting (AEGM) held today approved the proposal for dividend distribution related to the fiscal year 2023 to the Company's shareholders holding class A, B and special (golden share) preferred shares, as well as common shares, in the total amount of R$ 1,296,685,477.01.

The total amount of dividends payable to the holders of: (i) class A preferred shares is R$ 346,525.49, equivalent to R$ 2.43075137906 per class A preferred share; (ii) class B preferred shares is
R$ 497,885,201.48, equivalent to R$ 1.82306353429 per class B preferred share; (iii) special class preferred shares (golden share) is R$ 0.40, equivalent to R$ 0.40380162990 per special class preferred share (golden share); and (iv) common shares is R$ 798,453,749.64, equivalent to R$ 0.40380162990 per share. Amounts per share exclude shares held on treasury on April 26, 2024.

Only shareholders who hold the Company's shares on the date of the AEGM, i.e., April 26, 2024 (inclusive), will be entitled to receive dividends. Therefore, as of April 29, 2024 (inclusive), the Company's class A and class B preferred shares, as well as common shares, will not be entitled to receive dividends (i.e., they will trade ex-dividend).

The dividend payments for shareholders whose shares are held in custody at B3 S.A. - Brasil, Bolsa, Balcão, will be made to B3, which will then transfer the amounts to shareholders through the custody agents. Dividend payments for other shareholders will be made by direct deposit into the current accounts of the respective shareholders registered with Itaú Corretora de Valores, the Company's broker. Shareholders with outdated registration information should contact the Registrar to request an update so that they can receive their dividends.

Dividends will be paid on May 9, 2024. Dividends not claimed within 3 years from the date of commencement of payment will be forfeited and will revert to the Company.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A   of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables,  changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.